August 30, 2013

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE»«ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”) – IRS Audit Update

Dear Holders of Units of Limited Partnership Interest:

You should have recently received a copy of the Partnership’s annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2013. We want to highlight the disclosure that was included within the Form 10-K regarding two Local Limited Partnerships, Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”). Each is a Texas limited partnership which has been audited by the IRS. We have enclosed an excerpt from the Form 10-K which outlines the status of the IRS audit and other matters concerning these two properties, as well the steps currently underway to address the issues.

Our intention is to continue to keep you informed of material developments in these matters. At present, we are not in a position to offer our analysis or the likelihood of success on the part of the Local General Partner, and can offer no assurance in this regard.

Very truly yours,

WNC National Partners, LLC
General Partner

714.662.5565 714.662.4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”), both Texas limited partnerships in which the Partnership is a Limited Partner, were audited by the Internal Revenue Service (“IRS”) for tax years 2007, 2008 and 2009.  In its findings of those audits, the IRS asserted that the Low Income Housing Tax Credits (“LIHTCs”) for Grove Village and Pleasant Village should not have been claimed for those three years.  As of the year-end for each of tax years 2007, 2008, 2009, and 2010 the IRS 8609 Forms had not been issued by the Texas Department of Housing & Community Affairs (“TDHCA”).

The Local General Partner and a representative for the Partnership were present for an Appellate Hearing with the IRS on June 27, 2013. The Hearing was in regards to the LIHTC’s for Pleasant Village and Grove Village for tax years 2007, 2008 and 2009. The Partnership expects to receive the results of that hearing by the end of August. If the offer from the Appellate Hearing is accepted then the case with the IRS is considered closed. If the offer is not accepted then the final step in the process would be to go to Federal Tax Court.

The Local General Partner, which is not an affiliate of WNC, had made repairs to Pleasant Village in anticipation of a May 2013 inspection by HUD and TDHCA. It was essential and necessary that Pleasant Village receive a favorable determination from TDHCA to move forward with the issuance of the 8609 Forms. Pleasant Village did not receive a favorable score from either HUD or TDHCA. The Local General Partner has contested the HUD report and remains hopeful that a passing score can be achieved. In addition, the Local General Partner is reviewing the TDHCA report and will take steps to correct the deficiencies to ensure a passing report from TDHCA, which is necessary for the issuance of the 8609 Forms. Based on these recent events, it is possible that Grove Village and Pleasant Village may not satisfy TDHCA requirements and therefore not be eligible to receive Forms 8609 and the allocation of tax credits.

Also, in May 2013, the Local General Partner stopped making the mortgage payments for Grove Village and Pleasant Village without providing notice to the Partnership of its intent. The lender has issued a notice of default.

In June 2013, the Partnership filed suit against Grove Village and Pleasant Village, the Local General Partner and the Guarantors. The Partnership has requested the court to appoint a Receiver to take over the day-to-day operations of the properties. The Guarantors have guaranteed the full and complete delivery of the tax credits. As part of the lawsuit, the Partnership is seeking full recourse against the Guarantors for the tax credits for the 2007 to 2010 tax credits taken by the Partnership and for future tax credits if TDHCA does not issue the 8609 Forms.

Due to the uncertainty of this situation the Partnership chose not to take the LIHTC’s for Grove Village and Pleasant Village for the years ended 2011 and 2012. In the event the 8609 forms are not issued, management believes the maximum potential recapture amount would be $3,548,480, or $169 per Partnership Unit, including interest and penalties.